Filed Pursuant to Rule 424(b)(3)
Registration No. 333-160748

STEADFAST INCOME REIT, INC.

SUPPLEMENT NO. 8 DATED SEPTEMBER 1, 2011
TO THE PROSPECTUS DATED APRIL 14, 2011

This document supplements, and should be read in conjunction with, our prospectus dated April 14, 2011, as supplemented by Supplement No. 5, dated July 14, 2011, Supplement No. 6, dated August 11, 2011, and Supplement No. 7, dated August 19, 2011, relating to our offering of up to $1,650,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 8 shall have the same meanings set forth in our prospectus. The purpose of this Supplement No. 8 is to disclose:

•	the status of our public offering;

•	our acquisition of a multifamily property located in Louisville, Kentucky; and

•	a clarification with respect to one of our affiliated directors.

Status of Our Public Offering

We commenced our initial public offering of up to $1,650,000,000 in shares of our common stock on July 19, 2010. As of August 29, 2011, we had received and accepted investors’ subscriptions for and issued 1,948,601 shares of our common stock in our public offering, resulting in gross offering proceeds of approximately $19,374,859. As of August 29, 2011, we had raised approximately $25,219,183 in gross offering proceeds in both our private and public offerings.

As of August 29, 2011, approximately 148,084,860 shares of our common stock remained available for sale to the public in our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of July 9, 2012, unless extended, or the date on which the maximum offering amount has been sold.

Acquisition of Cooper Creek Village

On August 24, 2011, or the closing date, we acquired a fee simple interest in a 123-unit multifamily residential property located at 4807 Cooper Village Terrace in Louisville, Kentucky commonly known as the Cooper Creek Village, or the Cooper Creek property, through SIR Cooper Creek, LLC, or SIR Cooper Creek, a wholly-owned subsidiary of Steadfast Income REIT Operating Partnership, LP, our operating partnership. On June 24, 2011, Steadfast Asset Holdings, Inc., or Steadfast Holdings, an affiliate of our sponsor, entered into a Real Estate Purchase and Sale Agreement for the purchase of the Cooper Creek property, or the purchase agreement, with Cooper Creek Village, LLC, an unaffiliated third-party seller. On August 15, 2011, Steadfast Holdings assigned the purchase agreement to SIR Cooper Creek.

Financing and Fees

SIR Cooper Creek acquired the Cooper Creek property from the seller for an aggregate purchase price of $10,420,000, exclusive of closing costs. SIR Cooper Creek financed the payment of the purchase price for the Cooper Creek property with a combination of (1) proceeds from our public offering and (2) a loan in the aggregate principal amount of $6,773,000 from PNC Bank, National Association, or the lender, pursuant to the requirements of the Fannie Mae DUS Supplement Loan Program and evidenced by a promissory note dated August 24, 2011, or the Cooper Creek Note. For additional information on the terms of the Cooper Creek Note, see “—Cooper Creek Note” below.

An acquisition fee of approximately $213,000 was earned by our advisor in connection with the acquisition of the Cooper Creek property, which acquisition fee is expected to be paid to our advisor subject to the terms of our advisory agreement with our advisor. The capitalization rate for the Cooper Creek property as of the closing of the acquisition was 7.4%. We calculate the capitalization rate for a real property by dividing “net operating income” of the property by the purchase price of the property, excluding costs. Net operating income is calculated by deducting all operating expenses of a property, including property taxes and management fees but excluding debt service payments and capital expenditures, from gross operating revenues received from a property. For purposes of this calculation, net operating income is determined using the projected net operating income of the property for the remaining fiscal year in which the acquisition occurred based on in-place leases, potential rent increases or decreases for each unit and other revenues from late fees or services, adjusted for projected vacancies, tenant concessions, if any, and charges not collected.

Cooper Creek Note

In connection with the acquisition of the Cooper Creek property, SIR Cooper Creek borrowed $6,773,000 from the lender pursuant to the Cooper Creek Note. The Cooper Creek Note has an 84 month term with a maturity date of September 1, 2018, or the maturity date, and payments under the Cooper Creek Note are based upon a 30 year amortization schedule. SIR Cooper Creek paid a loan origination fee of $67,730 to the lender in connection with the Cooper Creek Note.

Interest on the outstanding principal balance of the Cooper Creek Note will accrue at a rate of 3.89% per annum, or the interest rate, and a monthly payment of interest only in the amount of approximately $21,955 will be due and payable on the first day of each month, commencing October 1, 2011, for twelve months, after which, a monthly payment of principal and interest in the amount of approximately $31,907 will be due and payable on the first day of each month, commencing October 1, 2012, until the maturity date. The entire outstanding principal balance of the Cooper Creek Note, plus any accrued and unpaid interest thereon, is due and payable in full on the maturity date. So long as any monthly payment or any other amount due under the Cooper Creek Note remains past due for thirty (30) days or more, interest will accrue on the unpaid principal balance of the Cooper Creek Note at a rate equal to the lesser of (1) the interest rate plus 4.0% or (2) the maximum interest rate which may be collected by the lender under applicable law. So long as any payment due under the Cooper Creek Note is not received by the lender within ten days after such payment is due, SIR Cooper Creek will pay to the lender, immediately and without demand by the lender, a late charge equal to 5.0% of the amount of the payment due. SIR Cooper Creek may voluntarily prepay all, but not less than all, of the unpaid principal balance of the Cooper Creek Note and all accrued interest thereon and other sums due to the lender under the Cooper Creek Note on the last day of any calendar month during the term of the Cooper Creek Note, provided that SIR Cooper Creek must provide the lender with at least thirty (30) days and not more than sixty (60) days prior written notice of such prepayment. SIR Cooper Creek must also pay a prepayment fee to the lender, calculated in accordance with the terms of the Cooper Creek Note, in connection with any voluntary prepayment of the Cooper Creek Note, provided that no prepayment fee will be payable in connection with any prepayment of the Cooper Creek Note made during the three calendar months prior to the maturity date.

The performance of the obligations of SIR Cooper Creek under the Cooper Creek Note is secured by a Multifamily Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing between SIR Cooper Creek and lender with respect to the Cooper Creek property, or the multifamily mortgage.

SIR Cooper Creek will have no personal liability under the Cooper Creek Note or any other loan document for the repayment of the principal and interest and any other amounts due under the Cooper Creek Note or any other loan document, collectively referred to as the “indebtedness,” or for the performance of any other obligations under the Cooper Creek Note, the multifamily mortgage, or any other loan documents, collectively referred to as the “loan documents;” provided, however, that SIR Cooper Creek will be personally liable to the lender for the repayment of a portion of the indebtedness equal to any loss or damage suffered by the lender as a result of, among other events, (1) failure of SIR Cooper Creek to pay to the lender upon demand after an event of default all rents and security deposits to which the lender is entitled under the loan documents, (2) failure of SIR Cooper Creek to maintain all required insurance policies required by the loan documents, (3) failure of SIR Cooper Creek to apply all insurance proceeds and condemnation proceeds as required by the multifamily mortgage, or (4) waste or abandonment of Cooper Creek. In addition, SIR Cooper Creek will be personally liable to lender for the repayment of all indebtedness, and the Cooper Creek Note will be fully recourse to SIR Cooper Creek, upon the occurrence of, among other events, (1) fraud or written material misrepresentation by SIR Cooper Creek or us or any officer, director, partner, member or employee of SIR Cooper Creek or us in connection with the indebtedness or any request for any action or consent by lender, (2) SIR Cooper Creek’s acquisition of any real property other than the Cooper Creek property or operation of any business other than the management of the Cooper Creek property, (3) certain prohibited transfers of ownership interests in SIR Cooper Creek or the Cooper Creek property, and (4) certain bankruptcy and insolvency events with respect to SIR Cooper Creek.

In connection with the Cooper Creek Note, we have absolutely, unconditionally and irrevocably guaranteed to the lender the full and prompt payment when due of all amounts for which SIR Cooper Creek is personally liable under the Cooper Creek Note, as described above.

On the closing date, SIR Cooper Creek entered into an Environmental Indemnity Agreement, or the environmental indemnity, pursuant to which SIR Cooper Creek agreed to indemnify, defend and hold harmless lender and its affiliates or any other person identified by lender that is involved in the origination or servicing of the loan, from and against any losses, damages, claims or other liabilities that lender or such other parties may suffer or incur as a result of, among other things, (1) the actual or alleged presence of certain hazardous substances in, on or under the Cooper Creek property, (2) any actual or alleged non-compliance with or violation of any environmental laws applicable to the Cooper Creek property, (3) any breach of any representation or warranty or covenant made in the environmental indemnity by SIR Cooper Creek or (4) any failure by SIR Cooper Creek to perform any of its obligations under the environmental indemnity.

Management of Property

On the closing date, SIR Cooper Creek and Steadfast Management Company, Inc., or the property manager, entered into a Property Management Agreement, or the management agreement, pursuant to which the property manager will serve as the exclusive leasing agent and manager of the Cooper Creek property. Pursuant to the management agreement, SIR Cooper Creek will pay the property manager a monthly management fee in an amount equal to 3.5% of the Cooper Creek property’s gross collections (as defined in the management agreement) for each month. The management agreement has an initial one year term and will continue thereafter on a month-to-month basis unless either party gives thirty (30) days’ prior written notice of its desire to terminate the management agreement, provided that SIR Cooper Creek may terminate the management agreement at any time without cause upon thirty (30) days’ prior written notice to the property manager and upon five (5) days’ prior written notice to the property manager in the event of the gross negligence, willful misconduct or bad acts of the property manager or any of the property manager’s employees.

Description of the Property

The Cooper Creek property was constructed in 1997 and consists of 25 one-bedroom apartments, 56 two-bedroom apartments, 28 two-bedroom townhomes and 14 three-bedroom townhomes. Units at the Cooper Creek property range from 819 square foot one-bedroom units to 2,394 square foot three-bedroom units. Unit amenities at the Cooper Creek property include fully-equipped kitchens, washer and dryer connections, spacious walk-in closets, security alarm systems, private balconies or patios, wood burning fireplaces, finished basements and vaulted ceilings, provided that some amenities are only available in select units. Common area amenities at the Cooper Creek property include an executive business center, clubhouse, fitness center, playground and swimming pool, and laundry facilities. As of August 18, 2011, the Cooper Creek property was approximately 90% occupied and units at the Cooper Creek property had an average monthly rent of approximately $872 per unit. We calculate the average rent based on lease payments actually received during the period.

We believe that the Cooper Creek property is suitable for its intended purposes and is adequately covered by insurance. For 2011, the estimated real estate taxes on the Cooper Creek property total approximately $66,000.

The Cooper Creek property is located in the Okolona submarket of Louisville, Kentucky, and provides convenient access to the greater metropolitan Louisville area, southern Indiana, and Fort Knox, which is expected to add approximately 8,000 new jobs in 2012, half of which are civilian in nature. The Cooper Creek property is also within the 50-mile radius requirement for active soldiers at Fort Knox. The Cooper Creek property is located just minutes from major retail and restaurant venues, employment centers, large national retailers, several institutions of higher learning and Louisville’s downtown medical research campus, as well as Louisville International Airport. The Cooper Creek property faces competition from other multifamily apartment properties located in the greater Louisville Metro sub-market.

For federal income tax purposes, we estimate that the depreciable basis in the Cooper Creek property will be approximately $9,826,327. We will depreciate buildings based upon an estimated useful life of 27.5 years.

Clarification with Respect to One of Our Affiliated Directors

As previously disclosed, at our annual meeting of stockholders held on August 10, 2011, James A. Shepherdson was elected as a new member of our board of directors. Mr. Shepherdson’s biographical information previously disclosed in a prospectus supplement incorrectly identified Mr. Shepherdson as an independent director. The revised biographical information for Mr. Shepherdson is set forth below.

James A. Shepherdson, age 58, has served as one of our affiliated directors since August 2011. Mr. Shepherdson is a member of the Board of Managers of Steadfast Capital Markets Group, LLC since February 2011 and has worked in the investment industry for over 30 years. Mr. Shepherdson has also served as a Manager of Crossroads Capital Advisors, LLC and its parent, Crossroads Capital Group, LLC since April, 2011. Mr. Shepherdson served as President of Retirement Services and Senior Executive Vice-President of AXA Equitable Life Insurance Company from August 2005 to March 2011. Mr. Shepherdson had overall responsibility for AXA Equitable’s retirement and annuity business, which included wholesale distribution through AXA Distributors, the company Mr. Shepherdson co-founded in 1996. While serving as President and Chief Executive Officer of AXA Distributors from August 2005 to March 2011, Mr. Shepherdson oversaw over $30 billion in sales. From September 2009 to November 2011, Mr. Shepherdson also served as Chairman of AXA Life Europe and Chief Executive Officer of AXA Global Distributors, where he distributed proprietary annuity products through global and national banking institutions throughout Europe. Mr. Shepherdson served as President and Chief Executive Officer of John Hancock Funds, a vertically integrated mutual fund company from May 2004 to July 2005. Mr. Shepherdson served as co-Chief Executive Officer of MetLife Investors from April 2000 to June 2002. Mr. Shepherdson received a Master of Business Administration degree, with honors, and a Bachelor of Science in Business Administration from the University of Southern California. Mr. Shepherdson holds FINRA Series 22, 26, 39 and 6 licenses.

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